SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   ----------

                            GALAXY ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    36318B106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

                                                                                                  Page 2 of 4
------- -----------------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Crestview Capital Fund II, LP 36-4475878
------- -----------------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [ ]
------- -----------------------------------------------------------------------------------------------------
3. SEC USE ONLY

------- -----------------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:

        Illinois
------------------------- ---- ------------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         3,986,402
 EACH REPORTING PERSON
          WITH
------------------------- ---- ------------------------------------------------------------------------------
                          6.   SHARED VOTING POWER

                               None
------------------------- ---- ------------------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER

                               3,986,402
------------------------- ---- ------------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               None
-------- ----------------------------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,986,402
-------- ----------------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [  ]

-------- ----------------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.83%
-------- ----------------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON:

         PN
-------- ----------------------------------------------------------------------------------------------------

Item 1(a).          Name of Issuer.

                    Galaxy Energy Corporation

Item 1(b).          Address of Issuer's Principal Executive Offices.

                    1001 Brickell Bay Drive, Suite 2202
                    Miami, Florida 33131

Item 2(a).          Name of Person Filing.
                    Crestview Capital Fund II, L.P. ("Fund II").
Item 2(b).          Address of Principal Business Office, or if none, Residence.
                    95 Revere Drive, Suite F
                    Northbrook, IL 60062

Item 2(c).          Citizenship.

                    Illinois

Item 2(d).          Title of Class of Securities.

                    Common Stock, $.001 par value per share (the "Common Stock")

Item 2(e).          CUSIP Number.

                    36318B106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                    Not applicable.

Item 4.             Ownership.

                           (i)      The   aggregate   amount  of  Common   Stock
                                    beneficially  owned by Fund II is  3,986,402
                                    shares.

                           (ii)     The aggregate percentage of the Common Stock
                                    beneficially    owned    by   Fund   II   is
                                    approximately 8.83%.

                           (iii) The aggregate number of shares of Common Stock which Fund II has sole power to vote or direct the vote of is 3,986,402.

                           (iv) The aggregate number of shares of Common Stock which Fund II has sole power to dispose or to direct the disposition of is 3,986,402.

Item 5.             Ownership of Five Percent or Less of a Class.

                    Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.

                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                    Not applicable.

Item 8.             Identification and Classification of Members of the Group.

                    Not applicable.

Item 9.             Notice of Dissolution of Group.

                    Not applicable.

Item 10.            Certification.

                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Date: February 2, 2004

                                        CRESTVIEW CAPITAL FUND II, L.P.

                                        By: Kingsport Capital Partners, LLC,
                                            Its General Partner

                                        By: /s/ Richard Levy
                                            ---------------------------------
                                            Name: Richard Levy
                                            Title: Managing Partner